Filed by Stora Enso Oyj
                                      Pursuant to Rule 425 under the
                                      Securities Act of 1933 deemed filed
                                      pursuant to Rule 14a-12 of the
                                      Securities Exchange Act of 1934

                                      Subject Company: Consolidated Papers, Inc.
                                      Commission File No. 001-11359




THE FOLLOWING WRITTEN RESPONSES OF STEN HOLMBERG, EXECUTIVE VICE PRESIDENT OF STORA ENSO, WERE PROVIDED TO THE WISCONSIN RAPIDS DAILY TRIBUNE IN RESPONSE TO ITS QUESTIONS. THE RESPONSES WERE PUBLISHED IN THE WISCONSIN RAPIDS DAILY TRIBUNE ON MAY 30, 2000 AS PART OF AN ARTICLE ENTITLED TRANSITION PROCESS BEGINS STORA ENSO TEAM FAMILIARIZES ITSELF WITH CPI'S OPERATIONS:

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in Consolidated Papers' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. Stora Enso does not undertake any obligations to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/ prospectus regarding the business combination transaction between Stora Enso and Consolidated Papers, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Stora Enso and Consolidated Papers. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Stora Enso and Consolidated Papers at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Consolidated Papers by contacting Consolidated Papers, Attn: Tim Laatsch, Corporate Communications, 231 First Avenue North, Wisconsin Rapids, Wisconsin, 52295-8050 and/or Stora Enso, Attn: Maija Harso, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland.

Consolidated Papers, its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies fromConsolidated Papers shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

You may obtain additional information by logging on to the following websites:

www.storaenso.com
www.storaenso.com/investors
www.consolidatedpapers.com

THE FOLLOWING WRITTEN RESPONSES OF STEN HOLMBERG, EXECUTIVE VICE PRESIDENT OF STORA ENSO, WERE PROVIDED TO THE WISCONSIN RAPIDS DAILY TRIBUNE IN RESPONSE TO ITS QUESTIONS. THE RESPONSES WERE PUBLISHED IN THE WISCONSIN RAPIDS DAILY TRIBUNE ON MAY 30, 2000 AS PART OF AN ARTICLE ENTITLED TRANSITION PROCESS BEGINS STORA ENSO TEAM FAMILIARIZES ITSELF WITH CPI'S OPERATIONS:

         Q. What are your impressions of CPI specifically as it relates to efficiencies?

         A. We are excited about the potential of the merged companies - so many good things in common and so much intellectual capital to be shared. We share strengths, yet we can also learn improvements from one another. Obviously, we were and are interested in CPI because of the people, the products and the facilities. Our combined companies have tremendous potential. CPI is a perfect fit to the Stora Enso product range. Together, the two companies will form a very strong force in the North American and global markets. It also constitutes a good platform for future growth in North America.

         We are now in the process of learning more about how CPI conducts business. It is still early in the process, and because the transaction is not yet complete, there are some restrictions in place regarding questions that we can ask and information that can be shared with us.

         Clearly, we know that CPI is now working to become more efficient by identifying ways to reduce business costs. We understand this process began last year, and it is continuing.

         At Stora Enso, we believe striving to be more efficient in business is a never-ending process - a process we pursue each and every workday. Continuous efficiency improvements are at the core of every strong manufacturing business - especially with the changing, rapidly improving technology developments in the paper industry.

         Q. How does CPI's management/style compare with Stora Enso's?

         A. From our current perspective, CPI and Stora Enso's business styles have much in common, but there are some differences in our managerial style because Stora Enso is spread geographically around the world. That has led us to a decentralized approach to management, while at CPI the management style is more centralized because of the locations of its facilities. There are cultural differences, too, but we will work together to identify them and understand them.

         Both companies are built on a strong foundation. We both have a long heritage of business success.

         The employees of CPI and Stora Enso have a solid work ethic, concern for quality and productivity, loyalty to the companies, and an understanding that workplace safety and environmental stewardship are important. It's apparent that customer service is a top priority at both companies.

         Q. How do CPI facilities (machines) compare to the rest of Stora Enso's operations?

         A. A comparison of the two company's facilities and machines shows many similarities and some differences. Some of our machines and facilities are similar in size, speed and product. Some are quite different. Within each of the companies, there are big differences in the portfolio of our machines. Both companies' machines have a wide range of types, sizes, speeds and purpose. But this is typical of most paper companies. We are happy to see that all of CPI's paper machines are fully equipped to produce coated papers, the only major exception being the machine in Duluth that is nicely designed to specialize in supercalendered papers.

         Stora Enso has more diversity in their product categories than CPI - and because of that diversity, our machines and processes are sometimes different. At Stora Enso, we focus on three core areas: printing papers (newsprint and magazine paper), fine paper and packaging board. We have strong global market positions in these three areas, and we also hold positions in pulp and timber products.

         We believe CPI facilities and machines are in good condition. CPI is one of the few U.S. companies that over many years has acted in a way to improve and maintain processes, technology and equipment.

         Q. Where are you in the transition process?

         A. The transition process continues; however, it is not complete. There are limits to what we can ask and what we can be told. It's important to remember that we must continue to function as separate companies. No information about customers, markets or suppliers may be exchanged between the Stora Enso team and CPI.

         To the extent appropriate, we are now in the process of mapping how CPI functions. We are studying its working routines, corporate culture, administration systems and other details. This means meeting with people, listening and asking questions. It is a long and precise process. This information will become the basis of decisions we make in the future.

         Our aim is to get off to a flying start when the acquisition is formally completed in August.

         There are four Stora Enso transition team members: Aulis Ansaharju, Asko Hyttinen, Jukka Kaarlehto and me. We began our work in March and expect to be complete in August.

         We have been very warmly received by our American colleagues. Most of them are curious about Stora Enso. All of the people we have met are enthusiastic and have high expectations in regard to our future cooperation.

         Q. How does Stora Enso plan on addressing the morale issues? The sale has generated a great deal of uncertainty.

         A. We understand that the acquisition has created uncertainty. That is to be expected especially for a company that has been independent for about 100 years. We will do our utmost to communicate what we can, when we can, to help address the uncertainty. We believe that open communication is essential to Stora Enso business success.

         We ask that people understand that the steps we will take in the future will be taken only after careful thought and after careful decision-making based on data and facts. Securing a sound and profitable business is the best way to create value for our stakeholders, including employees.

         The integration of Stora Enso and CPI is intended to lead to a future filled with business success and opportunity.

         Q. CPI, while publicly held, has been largely "family owned." How does Stora Enso plan to take CPI from a central Wisconsin producer to an international producer?

         A. Once the transaction is complete, Stora Enso will have a significant presence on three continents - Europe, Asia and America. CPI will be a platform for future expansion of Stora Enso in North America.

         We are looking forward to exchanging expertise and knowledge of our two companies. Sharing this expertise will certainly have a favorable impact on Stora Enso's global performance. And clearly, CPI will contribute to Stora Enso's global network.

         Q. Are there any preliminary plans for things like the Hotel Mead, CERA Park and the Mead-Witter Block?

         A. At this point in the transition process, it is too early to make comments about specific CPI facilities, business operations or land holdings.

         It may be interesting for your readers to know that CERA Park is not part of our purchase of CPI - it is a separate organization, one that we are not purchasing. CERA Park will continue to remain independent and not a part of Stora Enso.

         Q. What is Stora Enso's position as a "corporate citizen?" CPI has been a major contributor to civic causes. Does Stora Enso have similar relationships in the communities it is based in?

         A. Based on our international presence and the many operations that we have around the world, there is no doubt that it is important for Stora Enso to be a good corporate citizen. Being a good corporate citizen means slightly different things from country to country. We are just now learning about the role that U.S. companies often times play in the communities and regions.

         Q. Will a group of Stora Enso employees and their families from outside CPI be moving here? If so, about how many, and when will they arrive?

         A. It seems that there is no reason to have a large number of Stora Enso employees move to central Wisconsin or to any of its operating areas. There may be a limited number of people who relocate here. Of course, many people will be visiting from Stora Enso.

         Q. Are you looking at job reductions? How many and in what departments?

         A. When the acquisition was announced in February, we said that synergies would be gained when CPI joins Stora Enso. We estimate those synergies will be about $100 million a year. The full beneficial effects of the synergies should be realized by 2002. Specific areas for these synergies will be in purchasing, logistics and other areas that will be identified as we exchange information about best business practices.

         In the process of looking for synergies to help us improve profitability, we will look at all areas and functions of the company.

         Q. What are your impressions of Wisconsin Rapids? Have you visited employees' homes, taken walks in CPI forests, eaten at Herschleb's?

         A. Wisconsin Rapids is a very beautiful and scenic town. The Wisconsin River has many beautiful spots. We are impressed by the friendly people here and the good customer service that we have experienced. As a golfer, I have especially enjoyed the area's many beautiful and challenging golf courses. And, yes, I have already enjoyed Herschleb's.

         Q. When did you arrive? How often do you get to return home? Is your family with you? Will you be based here permanently?

         A. I arrived in Wisconsin Rapids on March 22, and I return to my home every third week. My family is not with me, but they will spend time in this area this summer. I do not know whether I will be based here permanently.